COVENANT BANCSHARES, INC.
1111 South Homan Avenue
Chicago, Illinois 60624

                    October 20, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549

Attention:  Mr. Hugh West

Re:	Covenant Bancshares, Inc.
Item 4.01 Form 8-K, dated September 19, 2011
Filed on September 23, 2011
File No. 000-53989

Dear Mr. West:

This letter is in response to the comments set forth in the letter of the staff of the Securities and Exchange Commission (the Staff) to Covenant Bancshares, Inc. (the Company), dated October 13, 2011, relating to the Staff’s review of the Company’s Form 8-K, dated September 19, 2011 and filed on September 23, 2011.  For your reference and convenience, the text of the Staff’s comment letter has been reproduced below in italics with our responses following immediately thereafter.

Form 8-K

Item 4.01 Change in Registrant’s Certifying Accountant

Resignation of Current Independent Registered Public Accounting Firm

1.  The staff notes that this Form 8-K represents the reporting of a future resignation.  Please file an amendment to the Form 8-K when the auditors have effectively resigned (i.e., upon completion of the audit for the year ended December 31, 2010).  In this regard, provide all the disclosures as required pursuant to Item 304 of Regulation S-K and include an updated letter from your former accountant addressing your revised disclosure as an exhibit to the Form 8-K/A.

In response to the Staff’s request and as required, the Company will file an amendment to its Form 8-K filed on September 23, 2011, upon the effective resignation of the Company’s independent registered public accounting firm, which is scheduled to occur upon the completion of the Company’s audit for the year ended December 31, 2010.  The Company will provide all the disclosures as required pursuant to Item 304 of Regulation S-K and will include an updated letter from McGladrey & Pullen, LLP addressing the revised disclosure as an exhibit to the Form 8-K/A.  At this time, we believe the audit will be completed the week of November 14, 2011.

Mr. Hugh West
October 20, 2011

General

2.  We note that you have not responded to any of the comments included in our letter dated February 14, 2011.  We also note that your registration statement went effective on January 14, 2011; however you have not filed any required annual or interim quarterly reports.  When you file your required reports, please make conforming changes to those reports to reflect the items addressed by our comments.  Also, please note that it is our understanding that FINRA will not clear a listing request for a registrant that has not cleared the comment process.

We greatly appreciate the Staff’s comment.  As discussed with Greg Dundas and per a voicemail to you on October 20, 2011, and as noted above, at this time the Company’s audit for its fiscal year ended December 31, 2010 is not complete.  Based upon the advice we have received from McGladrey & Pullen, LLP, we believe the 2010 audit will be completed the week of November 14, 2011.  Upon completion of the audit, we will finalize and file the Company’s Annual Report on Form 10-K for the year ended 2010, which will include the 2010 audited financial statements.  On or prior to such date, we expect to retain a new independent registered public accounting firm.  Subsequent to the Form 10-K filing and with the assistance of a new auditor, the Company will begin to prepare and finalize interim unaudited quarterly financial statements for the quarters ended March 31, June 30 and September 30, 2011.  Once the 2010 audited financial statements and 2011 interim unaudited financial statements through the quarter ended September 30, 2011 are complete, we will be able to file an amendment to our Form 10 Registration Statement and file Forms 10-Q for each of the quarters ended March 31, June 30 and September 30, 2011.  When we file the amended Form 10 and the quarterly reports, we will make any necessary and/or required conforming changes to those reports to reflect the items addressed by the Staff’s comments in its letter to the Company dated February 14, 2011.

In connection with the foregoing responses, the Company hereby acknowledges that:

(1)           the Company is responsible for the adequacy and accuracy of the disclosures in the filings referenced above;

(2)           Staff comments or changes to the disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(3)           the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing responses address the Staff’s comments.  As applicable, we undertake to revise our disclosures in future Forms 10-K and 10-Q filings in accordance with our responses to the Staff’s comments as set forth above.  If you have any questions or would like to discuss our responses or any of the information or disclosures set forth above, please direct them to me at 773-533-5208.

Sincerely,

/s/Herman L. Davis
Herman L. Davis
Senior Vice President, CFO, Secretary and Treasurer

cc:           Greg Dundas, Securities and Exchange Commission